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                                                                       Exhibit H



New England Electric System, New England Power Company, The Narragansett Electric Company, and Massachusetts Electric Company

Notice of Proposal to Amend Corporate Documents and Acquire Preferred Shares pursuant to Cash Tender Offer; Order Authorizing Proxy Solicitation

         New England Electric System (NEES), a registered holding company, and its utility subsidiaries: New England Power Company, a Massachusetts corporation (the Power Company), Massachusetts Electric Company, a Massachusetts corporation (Mass. Electric), and The Narragansett Electric Company, a Rhode Island corporation (Narragansett) (the Power Company, Mass. Electric, and Narragansett sometimes hereinafter collectively, the Subsidiaries), have filed an application-declaration under sections 6(a), 9(a), 10, and 12 of the 1935 Act and rules 43, 44, 45, 62, and 65 thereunder.

         The Power Company's equity consists of 6,449,896 shares of common stock, $100 par value, 75,020 shares of 6% Cumulative Preferred Stock, $100 par value, and 321,640 shares of Dividend Series Preferred Stock, $100 par value. The Dividend Series Preferred Stock is issued in four series as follows:

                  Series                      Shares Authorized
                  ------                      -----------------
                  4.56%                            100,000
                  4.60%                             80,140
                  4.64%                             41,500
                  6.08%                            100,000

There is also authorized a class of Preferred Stock - Cumulative, $25 par value, of which there are no series currently outstanding. All of the common stock is owned by NEES; all of the preferred stock is owned by the public and traded in over-the-counter markets. The common stock and 6% preferred share general voting rights.

         The Power Company's Articles of Organization and By-laws (the Power Company Provisions) currently provide that, without the consent of the holders of a majority of the outstanding Dividend Series Preferred Stock and Preferred Stock Cumulative (voting as a single class), the Power Company shall not issue or assume any evidence of unsecured indebtedness (except for redemption of outstanding shares of all series of said stock), if the total amount thereof (exclusive of certain unsecured indebtedness) immediately after such issue would exceed 20% of total secured indebtedness, capital, premium, and retained earnings, of which 20% not more than one-half shall be short-term unsecured indebtedness.

         Mass. Electric's equity consists of 2,398,111 shares of common stock, $25 par value, 600,000 shares of Preferred Stock - Cumulative, $25 par value, and 350,000 shares of Dividend Series Preferred Stock, $100 par value. The preferred stock is issued in four series as follows:

                  Series                          Shares Authorized
                  ------                          -----------------
                  Preferred Stock - Cumulative
                       6.84%                           600,000

                  Dividend Series
                       4.44%                            75,000
                       4.76%                            75,000
                       6.99%                           200,000

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All of the common stock is owned by NEES. All of the preferred stock is owned by the public and is traded in over-the-counter markets.

        Mass. Electric's Articles of Organization and By-laws (Mass. Electric Provisions) currently provide that, without a vote of a majority of the outstanding Dividend Series Preferred Stock and Preferred Stock - Cumulative (voting as a single class), Mass. Electric will not issue or assume any unsecured indebtedness (except for redemption of outstanding shares of all series of preferred stock), if the total amount of such indebtedness (exclusive of certain unsecured indebtedness) immediately after such issue would exceed 20% of Total Capitalization, or if, immediately after such issue, the total amount of such short-term unsecured indebtedness (exclusive of certain short-term unsecured indebtedness) issued or assumed by the Company after September 30, 1998, would exceed 10% of Total Capitalization.

        Narragansett's equity consists of 1,132,487 shares of common stock, $50 par value, and 730,000 shares of Cumulative Preferred Stock, $50 par value. The preferred stock is issued in three series as follows:

                  Series                        Shares Authorized
                  ------                        -----------------
                  4.50%                              180,000
                  4.64%                              150,000
                  6.95%                              400,000

All of the common stock is owned by NEES. All of the preferred stock is owned by the public and is traded in over-the-counter markets.

         Narragansett's Preferred Stock Provisions adopted at special meetings of the common stockholders and directors (the Narragansett Provisions), provide that, without a vote of a majority of the outstanding preferred stock (voting as a single class), Narragansett will not issue or assume any unsecured indebtedness (except for redemption of outstanding shares of all series of preferred stock) if the total amount of such indebtedness (exclusive of certain unsecured indebtedness) immediately after such issue would exceed 10% of all secured indebtedness and capital and surplus of the Company.

         Each Subsidiary proposes to solicit proxies (a Proxy Solicitation) from the holders of its outstanding shares of Preferred Stock of each Series and Common Stock for use at a special meeting of its stockholders to be held on or about December 12, 1997 (Special Meeting) to consider a proposed amendment to its Provisions that would eliminate the Subsidiary's Restriction Provision (the Proposed Amendment). The Power Company is not asking holders of the 6% Cumulative Preferred for a proxy; they may, however, participate in the Offer described below.

         Adoption of the Power Company Proposed Amendment will require the affirmative vote of the holders of more than 2/3 of the outstanding shares of each of the Power Company's (1) common stock and 6% Cumulative Preferred voting together as a single class and (ii) Dividend Series Preferred Stock, all series voting together as a single class.

         Adoption of the Mass. Electric Proposed Amendment will require the affirmative vote of the holders of more than 2/3 of the outstanding shares of each of Mass. Electric's (i) common stock voting as a class and (ii) Dividend Series Preferred Stock and Preferred Stock - Cumulative, all series voting together as a class. In calculating such vote, each share of Dividend Series Preferred Stock shall be counted as one and each share of Preferred Stock Cumulative shall be counted as one-quarter.

         Adoption of the Narragansett Proposed Amendment will require the affirmative vote of the holders of more than 2/3 of the outstanding shares of Narragansett's Preferred Stock voting as a single class, the approval of 75% of
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the Preferred Shares present or represented at the meeting, and the approval of a majority of the Narragansett Common voting as a class.

         NEES will vote its shares of Common Stock in favor of each of the Proposed Amendments. The Subsidiaries have engaged Georgeson & Company, Inc. to act as information agent in connection with the Proxy Solicitations for a fee plus reimbursement of reasonable out-of-pocket expenses.

         If a Proposed Amendment is adopted, the Power Company, Narragansett, and Mass. Electric will each make a special cash payment of one percent of par per share (a Special Cash Payment) to each Preferred Stockholder of any Series (other than the 6% Cumulative Preferred stock of the Power Company), any of whose shares of Preferred Stock (each a Share) are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of such Proposed Amendment, provided that such Shares have not been tendered pursuant to the Offer described below. The Power Company, Narragansett, and Mass. Electric will disburse Special Cash Payments out of their general funds, promptly after adoption of a Proposed Amendment.

     Concurrently with the commencement of the Proxy Solicitation for a Subsidiary, subject to the terms and conditions stated in the relevant offering documents, NEES proposes to make an offer (the Offer) to the holders of that Subsidiary's preferred stock of each series to acquire any and all shares at the cash purchase prices to be specified in the Offer (subject to potential increase or decrease pursuant to the terms of the Offer) together with any unpaid dividends accrued through the payment date (each such purchase price and, when applicable, accrued dividend, collectively, a Purchase Price). NEES anticipates that the Offer for each Series of Preferred Stock will be scheduled to expire at 5:00 P.M. (Eastern Standard time) on the date of the Special Meeting, i.e., on or about December 12, 1997 (the Expiration Date).

         The Offer consists of separate offers for each of the five Series of the Power Company Preferred Stock, the three Series of the Narragansett Preferred Stock and the four Series of the Mass. Electric Preferred Stock, with the offer for any one Series being independent of the offer for any other Series. The applicable Purchase Price and the other terms and conditions of the Offer apply equally to all preferred stockholders of the respective series. The Offer is not conditioned upon any minimum number of Shares of the applicable Series being tendered, but is conditioned, among other things, on the Proposed Amendment being adopted at the Special Meeting.

         To tender Shares in accordance with the terms of the offering documents, the tendering preferred stockholder must either (1) send to IBJ Schroder Bank & Trust Company, in its capacity as depositary for the Offer (Depositary), a properly completed and duly executed Letter of Transmittal and Proxy, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, and (either (a) tender certificates for the Shares to the Depositary at one of its addresses specified in the offering documents, or (b) delivery such Shares pursuant to the procedures for book-entry transfer described in the offering documents (confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date); or (2) comply with a guaranteed delivery procedure specified in the offering documents. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, subject to certain exceptions identified in the offering documents.

         NEES' obligation to proceed with the Offers and to accept for payment and to pay for any Shares tendered is subject to various conditions enumerated in the offering documents, including, among other conditions, that the Proposed Amendments be adopted and that the Commission issue an order under the 1935 Act authorizing the proposed transactions.

         At any time or from time to time, NEES may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such
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extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date as extended.

         Conversely, NEES may elect in its sole discretion to terminate one or more Offers prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered, subject to applicable provisions of Rule 13e-4 under the Exchange Act requiring NEES either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer(s), upon the occurrence of any of the conditions to closing enumerated in the offering documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

         Subject to compliance with applicable law, NEES further reserves the right in the offering documents, in its sole discretion, to amend the Offers in any respect by making a public announcement thereof. If NEES materially changes the terms of the Offers or the information concerning the Offers, or if it waives a material condition of an Offer, NEES will extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act. Those provisions require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, a change in percentage of securities sought, or a change in the dealer's soliciting fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. If an Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that NEES notifies preferred stockholders that it will (a) decrease the number of Shares of any series of preferred being sought, (b) increase or decrease the consideration being offered in said offer, or (c) increase or decrease soliciting dealer's fees, the Expiration Date will be extended until the expiration of such period of ten business days.

         Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the offering documents will be held by NEES until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of the Offers, as promptly as practicable after the Expiration Date, NEES will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn. NEES will pay for Shares that it has purchased pursuant to the Offer by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payment from NEES and transmitting payment to tendering stockholders. NEES will pay all stock transfer taxes, if any, payable on account of its acquisition of Shares pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal.

         With respect to Shares validly tendered and accepted for payment by NEES, each tendering preferred stockholder will be entitled to receive as consideration from NEES only the applicable Purchase Price (which NEES anticipates will reflect a premium over the current market price at the commencement of the relevant offers). Any such holder will not be entitled to receive with respect to such tendered Shares additional consideration in the form of the Special Cash Payment.

         As noted above, subject to the terms and conditions of an Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by NEES as promptly as practicable after the Expiration Date.

         If a Proposed Amendment is not adopted at the Special Meeting, NEES may elect, but is not obligated, to waive such condition, subject to applicable law. In that case, as promptly as practicable after NEES' waiver thereof and purchase of any Shares validly tendered pursuant to the Offer, the Subsidiaries anticipate that said Subsidiaries would call another special meeting and solicit proxies therefrom for the same purpose as in the instant proceeding, i.e., to secure the requisite affirmative vote of stockholders to amend the Provisions to eliminate the restriction on unsecured indebtedness. At that meeting, NEES would vote any
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Shares acquired by it pursuant to the Offer or otherwise (as well as all of its shares of Common Stock) to eliminate the restriction on unsecured indebtedness. If the Proposed Amendment is adopted at that meeting, and in any event within one year from the Expiration Date (including any potential extension thereto pursuant to the Offer), NEES will promptly after such meeting or at the expiration of such one-year period, as applicable, either sell the Shares to the issuing Subsidiary at the Purchase Price plus expenses paid therefor pursuant to the Offer or donate the Shares to the issuing Subsidiary as a capital contribution, and the issuing Subsidiary will thereupon retire and cancel such Shares.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as dealer manager for NEES in connection with the Offers. NEES proposes to agree to pay the dealer manager a fee of .5% of par per share for each shares tendered, accepted for payment, and paid for pursuant to the Offer, and to reimburse the dealer managers for their reasonable out-of-pocket expenses, including attorneys' fees. The Subsidiaries have agreed to pay the dealer manager a fee of
 .5% of par for each share that is not tendered but which votes in favor of the Proposed Amendment. NEES has agreed to reimburse the dealer manager for its reasonable out-of-pocket expenses, including attorneys' fees. In addition, NEES proposes to pay soliciting brokers and dealers a separate fee for any Shares tendered, accepted for payment, and paid for pursuant to the Offer.

         In October 1996, the NEES Companies announced their intention to divest their generation business. (The separate sale of the oil and gas properties by the Power Company's affiliate, New England Energy Incorporated (NEEI), is necessary in connection therewith.) This decision was due to a combination of factors relating to the restructuring of the electric utility industry. On August 5, 1997, the NEES Companies reached an agreement to sell the non-nuclear generation business to U.S. Generating Company for approximately $1.65 billion, subject to various adjustments. In order to facilitate this transition to a competitive electric industry, the Power Company may need -- prior to the completion of the sale of its generating plants -- to buy out existing contracts with independent power producers, or to pay the difference between monies owed its affiliate, New England Energy Incorporated (NEEI) and the proceeds from the sale of NEEI's remaining oil and gas properties. The exact dollar amount of these obligations is not yet determinable, but they may be significant. Given the changing nature of the company, putting in place long-term financial instruments to provide the necessary moneys may not be a cost-effective procedure. Therefore, the Power Company believes it must increase its flexibility in meeting its cash needs. The Power Company will probably substantially reduce its capitalization and retire its outstanding General and Refunding Mortgage bonds through call or defeasance. The Power Company anticipates issuing its new long-term debt in the form of debentures, which are unsecured. Absent the Proposed Amendment, these debentures would not be permitted by the Provisions without prior approval by the preferred shareholders. If the Proposed Amendment is adopted, the Power Company will have increased flexibility (i) to choose among different types of debt financing and
(ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary, in the estimation of NEES and the Power Company, to take full advantage of changing conditions in securities and financial markets.

         Although Mass. Electric will not be divesting itself of significant assets as is the Power Company, it believes that the prudent use of unsecured debt is important to the effective financial management of its business. Unsecured debt provides flexibility in meeting temporary fluctuations in cash requirements, can be used when unfavorable conditions prevail in the market for long-term capital, acts as a bridge between issues of permanent capital, and may provide more flexibility in terms and cost than secured debt. If the Proposed Amendment is adopted, Mass. Electric will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in securities and financial markets.

         Although Narragansett's participation in the divestiture of System generation will not have an impact on it of the magnitude of the Power Company's, Narragansett believes that the prudent use of unsecured debt is important to the effective financial management of its business. Unsecured debt provides flexibility in meeting temporary fluctuations in cash requirements, can be used when unfavorable conditions prevail in the market for long-term capital, acts as a bridge between issues of permanent capital, and may provide more flexibility in terms and cost than secured debt. If the Proposed Amendment is adopted, Narragansett will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in securities markets.

         NEES and the Subsidiaries believe that the purchase of the Shares at this time represents an attractive economic opportunity that will benefit NEES, its shareholders, and its Subsidiaries. In addition, the Offer gives Preferred Shareholders the opportunity to sell their Shares at a price which NEES believes to be a premium to the market price on the date of the announcement of the Offer and without the usual transaction costs associated with a sale. NEES and the Subsidiaries further believe that the terms of purchase for the outstanding shares of the Preferred Stock pursuant to the Offer will benefit NEES's investors and the System's utility customers by (1) contributing to the elimination of the provisions concerning unsecured indebtedness (with the attendant benefits described above), and (2) acquiring and retiring of outstanding shares of the preferred stock and their potential replacement with comparatively less expensive financing alternatives.

         As noted, the Subsidiaries propose to submit the Proposed Amendment for consideration and action at special meetings of stockholders scheduled to take place on or about December 12, 1997 and, in connection therewith, to solicit proxies from the holders of their capital stock. The Subsidiaries request that the effectiveness of the application-declaration with respect to the solicitation of proxies for voting by their stockholders on the Proposed Amendments be permitted to become effective forthwith, pursuant to Rule 62(d).

         It appearing to the Commission that the application-declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62(d):

         IT IS ORDERED, that the application-declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the 1935 Act.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.